[LETTERHEAD OF DECHERT LLP]

March 5, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc.

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to Advantage Portfolio, Equity Growth Portfolio and Global Growth Portfolio (collectively, the “Acquiring Funds”), each a portfolio of Morgan Stanley Institutional Fund, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2010 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of each of Van Kampen Core Growth Fund (“VK Core Growth”),Van Kampen Equity Growth Fund (“VK Equity Growth”) and Van Kampen Global Growth Fund (“VK Global Growth”) (collectively, the “Acquired Funds”) will be transferred to the corresponding Acquiring Fund in exchange for shares of common stock of the corresponding Acquiring Fund (the “Reorganization”).  The Acquired Funds are each portfolios of separate Van Kampen trusts that are registered with the Securities and Exchange Commission (the “Van Kampen Trusts”).  The Acquiring Funds and the Acquired Funds are each referred to herein as a “Fund” and, together, the “Funds.” Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the prospectus and statement of additional information relating to the Reorganization that will be filed via EDGAR pursuant to Rule 497 under the Securities Act of 1933 on or about March 5, 2010.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.  This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Will there be any remaining portfolios in the Van Kampen Trusts subsequent to the Reorganization?  If not, please include disclosure that the Van Kampen Trusts will wind up their affairs and de-register as investment companies under the Investment Company Act of 1940.

Response 2.  The Van Kampen Trusts contain portfolios in addition to the Acquired Funds.  These remaining portfolios are the subject of other proposed reorganizations.  Whether the Van Kampen Trusts wind up their affairs and de-register as investment companies is dependent on the outcome of the shareholder votes relating to the separately proposed reorganizations.  We therefore respectfully acknowledge the comment but do not believe it is appropriate to include the requested disclosure in the Registration Statement at this time.

Comment 3.         Please ensure that the font size used in the Registration Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 3.  The font size complies with the requirements of Rule 420.

Comment 4.         With respect to the Acquired Funds, please confirm whether there will be any share classes remaining in the Acquired Funds subsequent to the Reorganization.  For the share classes of the Acquired Funds that are merging into the Acquiring Funds, please confirm whether these classes will be involved in any interim transactions prior to the Reorganization.

Response 4.  There is not expected to be any share classes remaining in the Acquired Funds subsequent to the Reorganization, as all share classes are either being reorganized into a share class of the applicable Acquiring Fund or the Acquired Fund expects shareholders of classes not being reorganized into a class of the Acquiring Fund to redeem their shares prior to the Meeting.  The reorganizing share classes will not be involved in any interim transactions prior to the Reorganization.

COMMENTS TO THE PROSPECTUS

Comment 5.         Please explain to the Staff why there is no performance information in the Prospectus.

Response 5.  The Acquiring Funds are newly organized and do not have any performance information to report.  Pursuant to the instructions to Form N-14, the current prospectus of each Acquired Fund, which contains the Acquired Fund’s performance information, is incorporated by reference into the Prospectus.

Comment 6.         With respect to fees paid to the Investment Adviser, please confirm supplementally if there is any provision for the recoupment or recapture of fees that have been waived.

Response 6.  The Investment Adviser may not recoup or recapture any waived fees.

Comment 7.         With respect to any Fund that may invest in other investment companies, please include the “Acquired Fund Fees and Expenses” line item in that Fund’s Fee Table, if appropriate.

Response 7.  This line item is not applicable to any of the Funds at this time.

Comment 8.         With respect to the Funds that include the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, please add the word “Net” to the sixth line of the table.

Response 8.  We respectfully acknowledge the comment, but believe that the line item as currently drafted reflects the disclosure required by Form N-1A.

Comment 9.         Please follow appropriate instructions to Form N-1A with respect to the language contained in the footnotes following the Fee Table for each Fund.  Specifically, we note that fee waivers disclosed in the fee table with respect to the Acquired Funds must be in place for at least one year.

Response 9.  The Acquired Funds believe that reflecting the “Fee Waiver and/or Expense Reimbursement” and “Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the fee tables complies with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangements will be in place until such time as the Funds’ Boards deem it advisable to rescind them, which the Funds currently believe is an indefinite period exceeding one year.

Comment 10.       With respect to the waivers in place for VK Core Growth and VK Global Growth, the disclosure describing the waiver states that the investment adviser is waiving “all or a portion” of the Fund’s advisory fees or other expenses.  Please confirm what, if any, expenses are excluded from the waiver.

Response 10.  We supplementally confirm that certain investment related expenses, such as foreign country tax expenses and interest expense on borrowing, are excluded from the waiver.  We confirm that these Funds have not incurred any expenses since their inception that were not subject to the waivers.

Comment 11.       With respect to the fee waivers in place for the Acquiring Funds, please confirm when the two-year period ends.  In addition, the disclosure describing the waiver states that “certain investment related expenses” are excluded from the waiver.  Please confirm what, if any, expenses are excluded from the waiver.

Response 11.  The two year period ends two years from the closing date of the Reorganization.  The language of this footnote has been revised to match the language in the Fee Table of the corresponding Acquiring Fund’s N-1A prospectus, and we supplementally confirm that expenses such as foreign country tax expenses and interest expense on borrowing are excluded from the waiver, as is currently disclosed in the footnotes to the fee table.

Comment 12.       We note that Other Expenses decline for the Pro Forma Combined Fund as compared with each corresponding Acquired Fund.  Please explain.

Response 12.  The decline in Other Expenses reflects a difference in the method by which certain fund expenses are allocated by the Acquired Funds in comparison with the Acquiring Funds.

Comment 13.       With respect to the waiver of the initial sales charge applicable to Class H shares of the Acquiring Funds, please confirm that this waiver also applies to dividend reinvestments as well as new purchases by investors.

Response 13.  The waiver applies to dividend reinvestments as well as new purchases by investors.  The disclosure in the prospectus has been clarified accordingly.

Comment 14.       Please confirm how the Funds intend to treat abstentions and broker non-votes for purposes of an adjournment of the shareholder meeting.

Response 14.  The language has been revised as requested.

Comment 15.       Will there be changes to the Acquiring Funds’ shareholder service profile as a result of the Reorganization?

Response 15.  A chart comparing the service providers of each Acquired Fund and Acquiring Fund is included in the section entitled “Synopsis—Comparison of each Acquired Fund and Acquiring Fund.”  Although in many cases the service providers to the Acquiring Funds are different legal entities and/or different underlying personnel compared to the service providers to the Acquired Funds, the types of services, costs, service standards and management oversight of the Acquiring Funds are expected to be similar to those currently provided to the Acquired Funds.  A description of the distribution plans and shareholder services plans relating to the Funds is provided in the section referenced above.

Comment 16.       What are the considerations that the Acquired Funds’ Board made in connection with approving the Reorganization?

Response 16.  As described in the Prospectus, the Board discussed Morgan Stanley’s sale of most of its retail asset management business to Invesco, Ltd. and, as it relates to the three Acquired Funds, Morgan Stanley’s intended integration of its remaining retail and institutional fund families after the sale to Invesco into one Morgan Stanley fund family that will be marketed primarily to institutions and intermediaries.  The Acquired Funds are not part of the sale to Invesco and Management proposed to the Board that the Acquired Funds be merged into new funds (on the Morgan Stanley institutional platform) created for purposes of the Reorganization. The Board discussed that the Acquired Funds’ portfolio management teams will continue to manage the Acquiring Funds after the Reorganization (the portfolio managers will be employees of Morgan Stanley Investment Management Inc.).  The Board also discussed various information provided to it regarding the foreseeable short- and long-term effects of the Reorganization on the Acquired Funds and their shareholders and concluded that the Reorganization is in the best interest of the Acquired Funds’ shareholders.

Comment 17.       With respect to the Proxy Cards relating to the Reorganization, please remove the words “Notice of” and use a method other than “all caps” to ensure that certain language on the card is prominently displayed.

Response 17.  The requested changes have been made.

As you have requested and consistent with Commission Release 2004-89, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                        the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3623 (tel) or (212) 698-3599 (fax).  Thank you.

Best regards,

/s/ Sheelyn Michael

Sheelyn Michael